Exhibit 3

Consolidated Financial Statements

RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for the development of internal controls over the reporting process. Management believes that the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports and the management’s discussion and analysis.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee). The Committee consists of four non-management directors, all of whom are independent as defined by the NASDAQ rules. The Committee reviews the consolidated financial statements, annual report, and management’s discussion and analysis, and recommends them to the Board for approval. The Committee considers, for review by the Board and approval by the shareholders, the appointment of the external auditors. In addition, the Committee reviews and approves unaudited interim financial statements, news releases on interim financial results, and interim reports to shareholders before their distribution. The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG have full and unrestricted access to the Committee.

KPMG have provided an independent professional opinion on the fairness, in all material respects, of these consolidated financial statements. Their opinion is included in the annual report.

Brian D. Gregson	Pierre Choquette	Ian P. Cameron
Chairman of the Audit,	President and	Senior Vice President, Finance and
Finance and Risk Committee	Chief Executive Officer	Chief Financial Officer

March 7, 2003

57 METHANEX 2002

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Methanex Corporation as at December 31, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
March 7, 2003

58 METHANEX 2002

Consolidated Balance Sheets
(thousands of US dollars)

DECEMBER 31, 2002 AND 2001	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$421,387	$332,129
Receivables (note 2)	201,037	135,219
Inventories	119,125	99,908
Prepaid expenses	12,079	8,685

	753,628	575,941
Property, plant and equipment (note 3)	979,935	1,031,716
Other assets (note 5)	85,748	85,693

	$1,819,311	$1,693,350

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$136,035	$110,281
Current maturities on long-term debt and other long-term liabilities	6,079	154,693

	142,114	264,974
Limited recourse long-term debt (note 6)	97,578	—
Long-term debt (note 7)	449,646	249,535
Other long-term liabilities (note 8)	52,980	78,911
Future income taxes (note 14)	172,915	164,469
Shareholders’ equity:
Capital stock (note 9)	517,210	538,151
Retained earnings	586,868	397,310

	904,078	935,461

	$1,819,311	$1,693,350

Subsequent events (notes 1 (f) and 9 (c))
See accompanying notes to consolidated financial statements.

Approved by the Board:

Brian D. Gregson Director	Pierre Choquette Director

59 METHANEX 2002

Consolidated Statements of Income and Retained Earnings
(thousands of US dollars)

YEARS ENDED DECEMBER 31, 2002 AND 2001	2002	2001

Revenue	$1,008,792	$1,148,965
Cost of sales and operating expenses	739,156	910,601
Depreciation and amortization	111,289	113,719

Operating income before undernoted items	158,347	124,645
Interest expense (note 11)	(28,972)	(31,848)
Interest and other income	10,365	19,028
Asset restructuring charge (note 12)	(115,387)	(11,060)
Site restoration adjustment (note 8)	26,972	—

Income before income taxes	51,325	100,765
Income tax expense (note 14)	24,911	29,347

Net income	26,414	71,418
Retained earnings, beginning of year	397,310	384,832
Excess of repurchase price over assigned value of common shares (note 9)	(24,349)	(58,940)
Dividend payments	(12,507)	—

Retained earnings, end of year	$386,868	$397,310

Weighted average number of shares outstanding	126,610,754	154,355,808
Basic and diluted net income per share	$0.21	$0.46
The number of common shares outstanding at December 31, 2002 was 125,651,639 (December 31, 2001 — 131,167,942)

See accompanying notes to consolidated financial statements.

60 METHANEX 2002

Consolidated Statements of Cash Flows
(thousands of US dollars)

YEARS ENDED DECEMBER 31 , 2002 AND 2001	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26,414	$71,418
Add (deduct):
Depreciation and amortization	111,289	113,719
Future income taxes	8,446	22,162
Asset restructuring charge	115,387	—
Site restoration adjustment	(26,972)	—
Other	10,030	12,130

Cash flows from operating activities before undernoted changes	244,594	219,429
Refund of income tax deposit	—	66,866
Receivables and accounts payable and accrued liabilities	(33,521)	47,958
Inventories and prepaid expenses	(22,998)	41,158
Utilization of prepaid natural gas	2,034	1,045

	190,109	376,456
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds on issue of long-term debt	200,000	—
Repayment of long-term debt	(150,000)	—
Proceeds on issue of limited recourse long-term debt	97,578	—
Financing costs	(11,772)	—
Payment for shares repurchased	(55,974)	(187,620)
Issue of shares on exercise of stock options	10,684	6,428
Dividend payments	(12,507)	—
Repayment of other long-term liabilities	(8,352)	(6,359)

	69,657	(187,551)
CASH FLOWS FROM INVESTING ACTIVITIES:
Plant and equipment under construction or development	(142,245)	(68,460)
Property, plant and equipment	(17,913)	(22,882)
Accounts payable and accrued liabilities related to capital expenditures	(6,542)	12,137
Other assets	(3,808)	(3,513)

	(170,508)	(82,718)

Increase in cash and cash equivalents	89,258	106,187
Cash and cash equivalents, beginning of year	332,129	225,942

Cash and cash equivalents, end of year	$421,387	$332,129

Supplementary cash flow information:
Interest paid, net of capitalized interest	$21,641	$29,919
Income taxes paid, net of amounts received	$3,147	$(244)

     See accompanying notes to consolidated financial statements.

61 METHANEX 2002

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Years ended December 31, 2002 and 2001

1. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and include the accounts of Methanex Corporation, its subsidiaries and its proportionate share of joint venture revenues, expenses, assets and liabilities. Investments in which the Company does not exercise significant influence are accounted for using the cost method and are included in other assets. All intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.

(b) Reporting currency:

The majority of the Company’s business is transacted in U.S. dollars and, accordingly, the consolidated financial statements have been measured and expressed in that currency.

(c) Cash equivalents:

Cash equivalents include securities with maturities of three months or less when purchased.

(d) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Credit losses have been minimal and within the range of management’s expectations.

(e) Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value.

(f) Property, plant and equipment:

Property, plant and equipment are recorded at cost. Financing costs incurred during construction are capitalized to the cost of the asset. Depreciation is provided on a straight-line basis, or, in the case of the New Zealand assets, on a unit-of-natural-gas consumption basis, from the commencement of commercial operations in order to amortize the cost of the assets over their estimated useful lives.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, a write-down is recognized equal to the difference.

Routine repairs and maintenance costs are charged against current operations. At intervals of three or more years, the Company conducts a shutdown and inspection (turnaround) at its plants to perform necessary repairs and replacements of catalyst. Costs associated with these shutdowns are amortized over the period until the next planned turnaround.

The Company accrues obligations for future site restoration costs where a reasonably definitive estimate of the costs can be made. The costs are recognized on a straight-line basis, or in the case of the New Zealand assets on a unit-of-natural-gas consumption basis, over the estimated useful lives of the assets. The Company reviews and updates the estimate of site restoration costs on a periodic basis.

62 METHANEX 2002

1. Significant accounting policies (continued):

(f) Property, plant and equipment (continued):

The Maui natural gas field has been the primary gas supply source for the Company’s New Zealand operations. A contractual process was initiated in December 2001 to re-determine the economically recoverable natural gas reserves in the Maui field. On February 6, 2003, the independent expert, who was appointed by the parties to the Maui gas contract, released a final determination of economically recoverable reserves and based on this report, the Company will lose substantially all of its remaining contractual entitlements from the Maui field. As at February 6, 2003, after considering the impact of the determination, the Company has sufficient contracted gas entitlements to produce approximately 800,000 tonnes of methanol at the New Zealand facilities. Natural gas exploration in New Zealand is ongoing and the Company is continuing to pursue acquisitions of additional gas to supplement the contracted gas. However, there can be no assurance that the Company will be able to secure additional gas on commercially acceptable terms and that the New Zealand operations will generate sufficient cash to recover their carrying value.

(g) Interest in Atlas joint venture:

The Company’s interest in the Atlas joint venture is accounted for using the proportionate consolidation method. Under this method, the Company’s proportionate share of joint venture revenues, expenses, assets and liabilities are included in the consolidated financial statements.

(h) Other assets:

Other assets are recorded at cost. Amortization is provided for other assets, except long-term investments, on an appropriate basis to charge the cost of the assets against earnings as used.

(i) Employee future benefits:

Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments arising from plan amendments, experience gains and losses and changes in assumptions are amortized on a straight-line basis over the estimated average remaining service lifetime of the employee group. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur.

The cost for defined contribution benefit plans is expensed as earned by the employees.

(j) Net income per share:

The Company calculates basic earnings per share by dividing net income for the period by the weighted average number of outstanding common shares and calculates diluted earnings per share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

A reconciliation of the weighted average number of common shares is as follows:

	2002	2001

Denominator for basic net income per share	126,610,754	154,355,808
Effect of dilutive stock options	2,191,220	1,609,485

Denominator for diluted net income per share	128,801,974	155,965,293

63 METHANEX 2002

1. Significant accounting policies (continued):

(k) Stock option plan:

The Company has a stock option plan that is described in note 10. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on an estimate of the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. The new recommendations permit the measurement of compensation expense for stock option grants to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by a method other than a fair value based method and to provide pro forma disclosure of the financial results as if a fair value based method had been used.

The Company has elected to continue with the former accounting policy of recognizing no compensation expense when stock options are granted and to provide pro forma disclosure as if a fair value based method had been used. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. The pro forma fair value disclosures are provided in note 10(c). Any consideration received on the exercise of stock options is credited to share capital.

(l) Deferred share units:

Directors and executive officers of the Company may elect to receive some elements of their compensation in the form of grants of notional Deferred Share Units (Units). The number of Units allotted is determined by the amount of compensation elected to be invested in the Units divided by the market value of the Company’s common shares at the time the compensation is earned. These Units are redeemable for cash based on the market value of the Company’s common shares. The amounts invested in the Units and changes in the fair value of the Units are included in earnings.

(m) Revenue recognition:

Revenue is generally recognized as risk and title to the product transfers to the customer, which usually occurs at the time shipment is made.

(n) Foreign currency translation:

The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at average rates of exchange during the year. Foreign exchange gains or losses are included in earnings.

(o) Financial instruments:

A substantial portion of the Company’s business is transacted in its reporting currency, the U. S. dollar. At the Company’s Canadian, New Zealand and Chilean production facilities, certain of the underlying operating costs and capital expenditures are incurred in currencies other than the U. S. dollar. The Company uses derivative financial instruments to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated costs to contribute to achieving cost structure and revenue targets. In addition, certain revenues in Europe are realized in the Euro or the British pound. From time to time the Company uses natural gas financial instruments to fix the price of a portion of its natural gas exposures. The Company does not utilize derivative financial instruments for trading or speculative purposes.

64 METHANEX 2002

1. Significant accounting policies (continued):

(o) Financial instruments (continued):

The Company formally documents all relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated or committed U. S. dollar denominated exposures are recognized, together with the forward premium or discount, as an adjustment to the related operating costs, revenue or capital expenditures when the hedged transaction is recorded.

Gains and losses on natural gas financial instruments used to hedge natural gas exposures are recognized as an adjustment to the related hedged transaction when realized.

Premiums paid or received with respect to derivative financial instruments are deferred and amortized to income over the effective period of the contracts.

(p) Income taxes:

Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates which are expected to be in effect when the underlying items of income and expense are expected to be realized. The effect of a change in tax rates is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.

The Company does not accrue for taxes that will be incurred upon distributions from its subsidiaries unless it is probable that the earnings will be repatriated.

2. Receivables:

	2002	2001

Trade	$169,228	$101,653
Other	31,809	33,566

	$201,037	$135,219

65 METHANEX 2002

3. Property, plant and equipment:

		ACCUMULATED	NET BOOK
	COST	DEPRECIATION	VALUE

December 31, 2002
Plant and equipment	$2,111,575	$1,363,277	$748,298
Plant and equipment under construction or development	210,705	—	210,705
Other	41,548	20,616	20,932

	$2,363,828	$1,383,893	$979,935

December 31, 2001
Plant and equipment	$2,123,853	$1,179,372	$944,481
Plant and equipment under construction or development	68,460	—	68,460
Other	35,253	16,478	18,775

	$2,227,566	$1,195,850	$1,031,716

Included in property, plant and equipment is the idled Medicine Hat Plant 3 which is being maintained in a position to restart if conditions warrant. At December 31, 2002, this facility had a net book value of $64.8 million (2001 — $76.0 million).

4. Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed in early 2004.

These consolidated financial statements include the following amounts representing the Company’s interest in the Atlas joint venture:

	2002	2001

Consolidated Balance Sheets
Cash and cash equivalents	$7,168	$1,343
Other current assets	1,349	652
Property, plant and equipment	161,808	63,131
Other assets	5,996	—
Current liabilities	3,847	7,690
Limited recourse long-term debt (note 6)	97,578	—
Consolidated Statements of Cash Flows
Cash inflows from financing activities	91,582	—
Cash outflows from investing activities	102,520	55,441

To December 31, 2002, the joint venture had no revenue and all expenditures were capitalized.

66 METHANEX 2002

5. Other assets:

	2002	2001

Marketing rights
North America	$6,635	$9,922
Caribbean	19,907	22,638
Europe	8,340	9,341

	34,882	41,901
Deferred financing costs	13,159	3,166
Natural gas prepayments	10,464	12,498
Investments, at cost	13,342	13,342
Other	13,901	14,786

	$85,748	$85,693

6. Limited recourse long-term debt:

These consolidated financial statements include the Company’s proportionate share of limited recourse long-term debt of the Atlas joint venture. These loans are described as limited recourse as they are secured only by the assets of the Atlas joint venture. The Company’s proportionate share of the total limited recourse facility is $159 million and the facility will be utilized to fund the construction of Atlas pro rata with equity contributions.

The terms of the limited recourse long-term debt facilities and the Company’s proportionate share of the limited recourse long-term debt issued as at December 31, 2002 are as follows:

2002

Senior commercial bank loan facility to a maximum amount of $72 million with interest rates based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twelve semi-annual payments commencing six months after the earlier of completion of construction and December 31, 2004	$43,513

Senior secured notes to a maximum amount of $63 million bearing an interest rate based on the yield to maturity on a ten-year U.S. treasury security plus 3.85% with semi-annual interest payments. Principal will be paid in nine semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004	38,432

Senior fixed rate bonds to a maximum amount of $15 million bearing an interest rate of 8.25% with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing eleven years after the earlier of completion of construction and December 31, 2004	9,825

Subordinated loans to a maximum amount of $9 million with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twenty semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004	5,808

$97,578

67 METHANEX 2002

7. Long-term debt:

	2002	2001

7.75% unsecured notes due August 15, 2005 (effective yield 7.83%)	$249,646	$249,535
8.75% unsecured notes due August 15, 2012 (effective yield 8.75%)	200,000	—
7.40% unsecured notes due August 15, 2002 (effective yield 7.49%)	—	149,909

	449,646	399,444
Less current maturities	—	(149,909)

	$449,646	$249,535

The Company has available an unsecured revolving bank facility of $291 million that expires in January 2004. This facility ranks pari passu with the unsecured notes.

8. Other long-term liabilities:

	2002	2001

Site restoration	$28,879	$55,851
Fortier asset restructuring	10,230	7,455
Saturn acquisition	4,903	7,329
Other	15,047	13,060

	59,059	83,695
Less current maturities	(6,079)	(4,784)

	$52,980	$78,911

The Company has accrued $28.9 million (2001 — $55.9 million) for obligations for future site restoration costs for those sites where a reasonably definitive estimate of the costs can be made. During 2002, after completing a comprehensive review and analysis to update the previous estimate, the Company recorded a $27 million reduction in the accrual for site restoration for the New Zealand facility. There were no cash expenditures in 2002 or 2001 relating to site restoration costs and there are no significant cash expenditures expected for 2003. Because of uncertainties related to estimating future site restoration activities, future costs related to the currently identified sites could differ from the amounts estimated.

68 METHANEX 2002

9. Capital stock:

(a)  The authorized share capital of the Company is comprised as follows:

25,000,000 preferred shares without nominal or par value; and Unlimited number of common shares without nominal or par value.

(b)  Under a covenant set out in the indenture to the 7.75% notes due August 15, 2005, the Company can pay cash dividends or make other shareholder distributions to the extent that shareholders’ equity is equal to or greater than $850 million, after giving effect to such distribution. The Company can also declare and pay up to $30 million of dividends in any twelve-month period while shareholders’ equity is less than $850 million.

(c)  Changes in the capital stock of the Company during the period January 1, 2001 to December 31, 2002 were as follows:

	NUMBER OF
	COMMON SHARES	CONSIDERATION

Balance, December 31, 2000	160,793,216	$660,403
Issued on exercise of stock options	1,739,675	6,428
Shares repurchased	(31,364,949)	(128,680)

Balance, December 31, 2001	131,167,942	$538,151
Issued on exercise of stock options	2,191,697	10,684
Shares repurchased	(7,708,000)	(31,625)

Balance, December 31, 2002	125,651,639	$517,210

During 2001 and 2002, the Company repurchased for cancellation, common shares at prices in excess of their assigned value. The cost to acquire the shares in the amount of $56.0 million (2001 — $187.6 million) was allocated $31.6 million (2001 — $128.7 million) to capital stock and $24.4 million (2001 — $58.9 million) to retained earnings.

On February 14, 2003, the Company paid a special dividend of $0.25 per share, or approximately $31 million.

10. Stock option plan:

There are two types of options granted under the plan: incentive stock options and performance stock options. At December 31, 2002, the Company had 2.0 million common shares reserved for future stock option grants to its directors and employees under the Company’s stock option plan.

(a) Incentive stock options:

The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. An option’s maximum term is ten years; one-half of the options vest one year after the date of the grant, with a further vesting of one-quarter of the options per year over the subsequent two years.

69 METHANEX 2002

10. Stock option plan (continued):

(a)  Incentive stock options (continued):

Common shares reserved for outstanding incentive stock options at December 31, 2002 and 2001 are as follows:

	OPTIONS DENOMINATED IN CAD $		OPTIONS DENOMINATED IN US $

		WEIGHTED		WEIGHTED
	NUMBER OF	AVERAGE	NUMBER OF	AVERAGE
	STOCK OPTIONS	EXERCISE PRICE	STOCK OPTIONS	EXERCISE PRICE

Outstanding at December 31, 2000	8,048,525	$9.52	—	$—
Granted	2,963,900	9.56	—	—
Exercised	(1,739,675)	5.72	—	—
Cancelled	(582,000)	12.48	—	—

Outstanding at December 31, 2001	8,690,750	$10.09	—	$—
Granted	—	—	2,474,000	6.47
Exercised	(1,728,897)	8.37	—	—
Cancelled	(113,525)	9.85	(42,000)	6.45

Outstanding at December 31, 2002	6,848,328	$10.53	2,432,000	$6.47

	STOCK OPTIONS OUTSTANDING			STOCK OPTIONS EXERCISABLE
	AT DECEMBER 31, 2002			AT DECEMBER 31, 2002

		WEIGHTED
		AVERAGE	WEIGHTED	NUMBER	WEIGHTED
	NUMBER OF	REMAINING	AVERAGE	OF STOCK	AVERAGE
	STOCK OPTIONS	CONTRACTUAL	EXERCISE	OPTIONS	EXERCISE
RANGE OF EXERCISE PRICES	OUTSTANDING	LIFE	PRICE	EXERCISABLE	PRICE

Options denominated in CAD $
$2.93 to 5.85	893,778	6.9	$4.00	470,091	$4.65
8.25 to 14.63	5,754,550	5.3	11.08	4,315,475	11.59
23.75	200,000	1.8	23.75	200,000	23.75

	6,848,328	5.4	$10.53	4,985,566	$11.42
Options denominated in US $
$6.45 to 8.79	2,432,000	9.2	$6.47	—	$—

(b) Performance stock options:

	NUMBER OF	AVERAGE EXERCISE
	STOCK OPTIONS	PRICE (CAD $)

Outstanding at December 31, 2000	2,200,000	$4.47
Cancelled	(75,000)	4.47

Outstanding at December 31, 2001	2,125,000	$4.47
Exercised	(462,800)	4.47

Outstanding at December 31, 2002	1,662,200	$4.47

70 METHANEX 2002

10. Stock option plan (continued):

(b) Performance stock options (continued):

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. The performance stock options expire September 9, 2009. After September 30, 2002, approximately one-third of the options vest if the common shares have traded at or above CAD $10 per share subsequent to the date of grant; a further one-third vest if the common shares have traded at or above CAD $15 per share subsequent to the date of grant and the options are fully vested if the common shares have traded at or above CAD $20 per share subsequent to the date of grant. On October 1, 2002, 699,000 options vested and became exercisable as the common shares had traded above CAD $10 per share subsequent to the date of grant. As at December 31, 2002, 236,200 outstanding performance stock options had vested and were exercisable at a price of CAD $4.47.

(c) Fair value method disclosure:

If the fair value based method, as described in note 1(k), had been used to measure and recognize stock-based compensation, the Company’s net income and net income per share for the year ended December 31, 2002 would have been as follows:

2002

Net income — as reported	26,414
Net income — pro forma	22,970
Net income per share — as reported	0.21
Net income per share — pro forma	0.18

The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 35%.

The weighted average fair value of stock options granted during the year ended December 31, 2002 was US $2.46 per share.

11. Interest expense:

	2002	2001

Interest expense before capitalized interest	$38,314	$32,886
Capitalized interest	(9,342)	(1,038)

Interest expense	$28,972	$31,848

12. Asset restructuring charge:

	2002	2001

Write-down of property, plant and equipment	$108,704	$—
Other	6,683	11,060

	$115,387	$11,060

During 2002, the Company recorded an asset restructuring charge related to the write-off of the Fortier, Louisiana methanol facility which has been idled since March 1999.

In 2001, the Company recorded an asset restructuring charge related primarily to employee severance and mothball costs relating to the idling of the Medicine Hat Plant for an indeterminate period.

71 METHANEX 2002

13. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

Revenues attributed to geographic regions, based on location of customers, are as follows:

		UNITED		OTHER		LATIN
	CANADA	STATES	JAPAN	ASIA	EUROPE	AMERICA	TOTAL

Revenue
2002	$39,580	$300,203	$127,107	$240,423	$225,072	$76,407	$1,008,792
2001	70,855	375,061	139,405	219,722	261,677	82,245	1,148,965

Net book value of property, plant and equipment by country is as follows:

		UNITED	NEW
	CANADA	STATES	ZEALAND	CHILE	TRINIDAD	OTHER	TOTAL

Property, plant and equipment
2002	$72,237	$—	$98,833	$612,575	$161,808	$34,482	$979,935
2001	79,531	115,516	128,781	629,765	63,131	14,992	1,031,716

14. Income and other taxes:

(a)  Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to the respective year’s income before taxes. These differences are as follows:

	2002	2001

Canadian statutory tax rate	40%	45%
Computed ‘expected’ tax expense	$20,530	$45,344
Increase (decrease) in tax resulting from:
Income taxed in foreign jurisdictions	(34,254)	(59,090)
Losses not tax-effected	76,502	50,285
Benefits of previously unrecognized loss carryforwards and temporary differences	(22,876)	(12,020)
Non-taxable income and non-deductible costs	(15,491)	4,328
Large corporation tax	500	500

Total income tax expense	$24,911	$29,347

Income tax expense is represented by:
Current income tax	$16,465	$7,185
Future income tax	8,446	22,162

	$24,911	$29,347

72 METHANEX 2002

14. Income and other taxes (continued):

(b) The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	2002	2001

Future tax liabilities
Property, plant and equipment	$163,427	$204,729
Other	37,989	22,420

	201,416	227,149
Future tax assets
Non-capital loss carryforwards	156,355	141,967
Property, plant and equipment	29,776	14,262
Other	22,106	28,485

	208,237	184,714
Future tax asset valuation allowance	(179,736)	(122,034)

	28,501	62,680

Net future income tax liability	$172,915	$164,469

(c)  At December 31, 2002, the Company had non-capital loss carryforwards available for tax purposes of $353 million in Canada and the United States and $26 million in New Zealand. In Canada and the United States these loss carryforwards expire between 2006 and 2021. In New Zealand the loss carryforwards do not have an expiry date.

15. Derivative financial instruments:

The Company’s forward exchange contracts in Euros (EUR), British pounds (GBP), New Zealand dollars (NZD) and Canadian dollars (CAD) at December 31, 2002 are as follows:

			AVERAGE
		NOTIONAL	EXCHANGE
		AMOUNT	RATE	MATURITY

Purchase Contracts
Forward exchange contracts	NZD	370 million	$0.4956	2003-2004
Forward exchange contracts	EUR	110 million	$0.9995	2005
Forward exchange contracts	CAD	100 million	$0.6714	2003

Sales Contracts
Forward exchange contracts	EUR	13 million	$0.9727	2003
Forward exchange contracts	GBP	2 million	$1.5465	2003

73 METHANEX 2002

16. Fair value disclosures:

The carrying value and fair value of the financial instruments are as follows:

	2002		2001
	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE

Long-term debt	$(449,646)	$(468,000)	$(399,444)	$(392,000)
Limited recourse long-term debt	$(97,578)	$(98,000)	$—	$—
Derivative financial instruments:
Forward exchange contracts	$—	$1,632	$—	$(84,453)
Foreign currency options	$—	$—	$3,806	$—

Included in the fair value of the derivative financial instruments referred to in the table above were unrealized losses of $2.8 million (2001 — $42.7 million) related to forward exchange contracts and foreign exchange options that hedge anticipated Canadian, New Zealand and Chilean operating costs for which there is not a contractual agreement in place.

The fair value of the Company’s long-term debt and limited recourse long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics. The fair value of the Company’s forward exchange contracts, currency options and feedstock commodity financial instruments is determined based on quoted market prices received from counterparties. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in foreign exchange rates. The unrealized gains and losses on these derivative financial instruments will be included in the measurement of the related hedged transaction when realized.

The carrying values of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, and other long-term liabilities meeting the definition of a financial instrument approximate their fair value.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties failed completely to perform under the contracts was $3.4 million at December 31, 2002 (2001 — $4.8 million).

17. Retirement plans:

The Company has non-contributory defined benefit pension plans covering certain employees. At December 31, 2002, the estimated present value of accrued pension benefits was $19.2 million (2001 — $18.0 million) and the market value of the plan’s assets was $17.3 million (2001 — $15.5 million). The Company also has defined contribution pension plans.

Total pension costs charged to operations during the year were $5.9 million (2001 — $6.0 million).

74 METHANEX 2002

18. Commitments:

(a)  The Company has commitments under take-or-pay contracts to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies. The minimum estimated commitment under these contracts, after reflecting the results of the re-determination of the Maui natural gas field in New Zealand (note 1(f)), for the next five years is as follows:

2003	$143,444
2004	$151,532
2005	$160,435
2006	$163,199
2007	$163,570

(b)  The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space and equipment for the next five years as follows:

2003	$91,295
2004	$90,141
2005	$88,817
2006	$86,000
2007	$78,104

(c)  The Company has commitments to market, for a fee, methanol produced by another methanol producer and the Atlas joint venture through to 2009 and 2018, respectively.

(d)  The Company estimates that its remaining share of capital expenditures, excluding capitalized interest, to complete the construction of the Atlas methanol facility in Trinidad and other commitments, will be approximately $115 million. The Company expects that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from the limited recourse debt facilities. At December 31, 2002, the Company estimates its future cash equity contribution to complete the project will be approximately $50 million.

(e)  The Company is currently expanding its methanol production facilities in Chile. The Company estimates that the remaining capital expenditures for this project, excluding capitalized interest, will be approximately $225 million and will be incurred in 2003 through 2005. The Company expects that these expenditures will be funded from cash generated from operations and cash and cash equivalents.

(f)  In 2002, the Company entered into an exclusive agreement with Lyondell Chemical Company to supply Lyondell’s methanol feedstock requirements in North America and Europe commencing January 1, 2003. In addition, the Company will acquire Lyondell’s customer list and a number of customer contracts in North America for $10 million, effective January 1, 2004, and the consideration is due in June 2003.

75 METHANEX 2002